

Mail Stop 3720

March 23, 2009

Mr. Burke Green
Principal Executive Officer
The Andina Group, Inc.
179 South 1950 East
Layton UT 84040

Re: **The Andina Group, Inc.**
          Amendment No. 4 to Form S-1
          Filed February 24, 2009
          File No. 333-148967

Dear Mr. Green:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment two from our letter dated November 7, 2008. Despite your statement in paragraph two of your response that you have identified Mr. Green's affiliates as underwriters, disclosure within your registration statement only identifies Mr. Green as such. Please revise or advise.

Shares Eligible for Future Sale, page 19

2. Please disclose how many of the shares registered for sale by the unaffiliated shareholders are currently available for sale under Rule 144.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Justeene Blankenship, Esq.
        Fax: (801) 274-1099